SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER THE EXCHANGE ACT OF 1934


The Players Network
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


         Nevada                                           880343702
         -----------------------------------------------------------------
                  (State or other jurisdiction of       (I.R.S. Employer
                  incorporation or organization)       Identification No.)

4620 Polaris Avenue, Las Vegas, Nevada 89103
----------------------------------------------------------------------
  (Address of principal executive offices)            (Zip Code)

Issuer's telephone number, including area code         (702) 895-8884
                                               -----------------------

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class            Name of each exchange on which
          to be registered               each class to be registered

None                                       None
-----------------------------------        -------------------------------------

-----------------------------------        -------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS

                                                                            PAGE


PART I   .....................................................................

Item 2.  Management's Discussion and Analysis of Plan of Operation............

Part II  .....................................................................

Item 4.  Recent Sales of Unregistered Securities..............................

Part F/S .....................................................................

Explanatory Note:

In this amendment we have reconciled the total shares listed in the section entitled "Recent Sales of Unregistered Securities" with the total shares listed in the Financial Statements for the year 1998. We have also revised our revenue recognition policy as disclosed in Note 1 of the Financial Statements.

                                     PART I


Item 2.  Management's Discussion and Analysis of Plan of Operation



            MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION



OVERVIEW

         The Company provides television programming and produces videos related to gaming instruction and information to hotel casinos in Nevada, Iowa, Louisiana and Mississippi on a private cable channel known as "PLAYERS NETWORK". The Company also has an independent working sound stage in Las Vegas which it uses to produce videos and also rents to various production companies.

         The Company has three types of revenues. Network revenue consists of initial, renewal and subscription fees. The Company adopted the revenue recognition policy to comply fully with the guidance in SAB 101, by recognizing the network revenue on a straight-line basis over the contractual term. Costs and expenses associated with network revenue are not significant and treated as a period expense. Advertising revenue is recognized when advertisements are aired. Production and other revenues, which consist of video product, stage rental and other production-related revenues, are recognized when video production is completed and the stage rental period has expired.

         In June 1999, the Company decided to pursue opportunities available on the Internet. In 1999, the Company capitalized approximately $136,000 in web site development costs.

         The Company's web site PLAYERSNETWORK.COM, is currently operational and is continually being expanded and upgraded. Through PLAYERSNETWORK.COM, the Company provides visitors with gaming supplies at The Players General Store, a 900 item catalogue of gaming items including "How to Play" books and tapes, playing cards, casino quality gaming chips, casino game table tops, and actual casino tables and slot machines purchased off the floor of Las Vegas' casinos. Also through PLAYERSNETWORK.COM, the Company provides travel, tour, show ticket, and golf time reservation services. The web site also provides information on every casino/gaming site worldwide and "City Guides" to every location where casinos are located.

         The Company anticipates that its web site will provide consumers with gaming "how to play" information in print form and video from the Company's existing library of instructional gaming videos. In addition, the Company expects that "PlayersNetwork.com" will provide financial reports on casino and gaming company stocks.

         The Company is establishing itself as a 24-hour digital web broadcaster featuring live and previously recorded content.

         The Company had accumulated operating deficits of $4,081,956 and $2,853,502 as of December 31, 1999 and December 31, 1998, respectively. However, the Company had stockholders' equity of $885,698 and $527,623 as of December 31, 1999 and December 31, 1998, respectively.

         The Company expects operating losses and negative operating cash flow to continue for the foreseeable future. It anticipates losses to continue because it expects to incur additional costs and expenses related to brand development; marketing and other promotional activities; hiring of management, sales and other personnel; the expansion of infrastructure and customer support services; strategic relationship development; and potential acquisitions of related complementary businesses.

         The Company saves a significant amount of cash by offering a combination of cash and common stock and/or stock options to vendors and outside consultants for services and asset acquisition. The Company issued $1,051,711 and $678,850 in stock and options for this purpose for the years ended December 31, 1999 and December 31, 1998, respectively.

         As part of the Company's Internet e-commerce, the Company expects to enter into many barter arrangements. For the year ended December 31, 1999, the Company recorded certain barter transactions, where advertising was both rendered and received, in accordance with EITF 99-17, "Accounting for Advertising Barter Transactions". The Company accounts for other barter transactions in accordance with EITF 93-11, "Accounting for Barter Transaction Involving Credits", and APB No. 29, "Accounting for Nonmonetary Transactions", which require the fair value of the nonmonetary asset exchanged be used in recognizing the nonmonetary transaction. As a result of these transactions, the Company recognized approximately $102,000 in barter revenue, $66,000 in prepaid production cost, $22,000 in capitalized video production costs, $67,000 in web site development costs and $14,000 in travel expenses.

         Although the Company has experienced revenue growth since implementing its Internet e-commerce business, continued revenue growth may not be indicative of future operating results and there can be no assurance that it will achieve or maintain profitability. Due to these factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily a good indication of future performance. The results of operations in some future periods may be below the expectations of analysts and investors.


LIQUIDITY AND CAPITAL RESOURCES

         The Company's principal source of operating capital has been provided by private sales of the Company's common stock, stockholders' loans and equipment financing arrangements, as well as revenues from the operations. At December 31, 1999, the Company had a working capital deficiency of $401,697. During 1999, the Company supplemented its working capital by receiving cash of $154,375 from the private sale of 379,000 shares of its common stock. In January and February 2000, the Company received cash of approximately $295,000 from the private sale of 665,000 shares of its common stock.

         During the year 2000, the Company anticipates capital expenditures ranging from $750,000 to $1,100,000. The capital expenditures consist of spending: (i) $500,000 to $750,000 to expand its web site, PLAYERSNETWORK.COM,
(ii) $150,000 to $200,000 for equipment and soundstage upgrades related to its broadcasting activities and (iii) $100,000 to $150,000 for video production activities. The Company anticipates financing these expenditures by issuing common stock for services, obtaining equipment leases and using advance payments by customers. The Company believes that the anticipated cash flow generated by its revenues will not be sufficient to fund its future operations. The Company will require additional funding of approximately $300,000 to finance its operations through private sales and public debt or equity offerings. However, there can be no assurance that such financing can be obtained by the Company.

         For the year ended December 31, 1999, stockholders and officers converted $312,693 of loans into 979,597 restricted common shares compared to the year ended December 31, 1998, when a stockholder converted $294,069 of loans for 408,430 shares. At December 31, 1999, the Company owed an officer $160,397, which was converted into 542,634 of common shares in January 2000.

         As the Company pursues its Internet e-commerce strategy, it expects to increase the number of full-time employees. In the fourth quarter of 1999, the Company added three employees, raising the total to six. In the first quarter of 2000, two employees were hired, raising the total to eight.


RECENT EVENTS

         The Company sold approximately $462,000 in common stock from October 1999 through February 2000.

         The Company signed three agreements with hotels in December 1999 and January 2000, which will increase monthly subscription revenues from $10,000 per month to over $21,000 per month. The agreements also include initial fees of $48,000. The Company did not recognize any revenues related to these agreements for the year ended December 31, 1999.

         In November 1999, the Company signed a production-for-hire agreement worth $240,000 to produce 40 videos from January to May 2000.

         In December 1999, the Company signed an agreement with Play Streaming Media Group, which agreed to deliver six "GlobeCasters" at no cost to the Company in exchange for syndication of PLAYERS NETWORK online video content. The Company does not have title to these "GlobeCasters", and this transaction, which is structured as an operating lease, will be accounted for as bartering in accordance with EITF 93-11, "Accounting for Barter Transaction Involving Credits", and APB No. 29, "Accounting for Nonmonetary Transactions", which require that the fair value of the nonmonetary assets exchanged be used in recording the nonmonetary transaction. The syndication of online video content is referred to as "V-Commerce", which is an area of high interest among media companies. This equipment enables PLAYERS NETWORK to become a 24-hour a day web network broadcaster. The Company will be the first digital network focused on gaming and entertainment content. The Company did not complete the exchange with the Play Streaming Media Group at December 31, 1999. The Company anticipates completing the transaction during the third quarter of year 2000. At the present time, there is no market value for this new technological equipment.

         In January 2000, the Company signed an agreement with iTravel Marketing and YouTicket.com to fulfill worldwide website room reservations, golf tee times and show tickets. iTravel Marketing also provides e-commerce Internet solutions and software and is the Company's Internet site programmer.

         In January 2000 the Company completed a video production barter transaction for advertising space in various gaming related magazines which, in accordance will result in recognizing approximately $270,000 in revenues in the first quarter of 2000.

         In March 2000, the Company signed a video production agreement with a major casino hotel chain for approximately $50,000 to be completed in the second quarter of 2000.

         Based on existing subscription and video production agreements, the Company anticipates nearly 100% revenue growth in the year 2000. However, the Company anticipates sustaining losses throughout the remainder of the year due to an increase in operating expenses.


FORWARD LOOKING STATEMENTS

         Except for the historical information contained herein, certain matters discussed in this report are "forward-looking statements" as defined in the Securities Exchange Act of 1934, as amended, which involve certain risks and uncertainties that could cause actual results to differ materially from those discussed herein. Such risks and uncertainties include, but are not limited to recoverability of the capitalized video production costs, liquidity and financing requirements, variability of quarterly results and prior losses, certain accounting policies including amortization and adjustments of the costs, dependence on key personnel, production deficits, risks involved in the Internet, competition, government regulation, labor relations, limited operating history and continued operating losses. In addition, the Company faces risks associated with offering new services, risks associated with growth and expansion, liability for online content, rapidly changing technology, standards and consumer demands, online commerce security risks, including credit card fraud, system disruptions and capacity constraints. See the relevant discussions elsewhere herein.


RESULTS OF OPERATIONS - YEARS ENDED DECEMBER 31, 1999 AND 1998

         Revenues increased 43% from $308,872 for the year ended December 31, 1998 to $441,297 for the year ended December 31, 1999. The Company increased the number of hotel clients from three to five in 1999. The Company recorded approximately $102,000 in revenues from bartering advertising spots in exchange for post-production and web site development services. For the year ended December 31, 1999, the Company had $227,925 in Network Revenue, $130,731 in Advertising Revenue and $82,641 in Production and Other Revenue, compared to $232,604 in Network Revenue, $11,806 in Advertising Revenue and $64,462 in Production and Other Revenue for the year ended December 31, 1998.

         The increase in operating expenses was primarily due to increases in consulting and marketing expenses from $255,871 to $630,587 and legal and accounting expenses from $76,368 to $99,808 for the year ended December 31, 1998 compared to the year ended December 31, 1999. Some of the increase was paid in common stock with a fair value of $250,186 compared to $116,400 for the years ended December 31, 1999 and December 31, 1998, respectively. The majority of the expenses paid in stock were for consulting and advertising.

         Stock-based compensation charged to operations was $703,120 for the year ended December 31, 1999 compared to $324,537 for the period ended December 31, 1998. Stock-based compensation consists of warrants and options issued to outside service providers in lieu of cash. In addition, the Company capitalized $237,913 of stock-based compensation for the year ended December 31, 1998 and $98,405 for the year ended December 31, 1999 as capitalized video production and web site development costs.

         Depreciation and amortization increased 114% from $121,969 for the year ended December 31, 1998 to $260,408 for the year ended December 31, 1999. This was due to a change in the estimated useful life of the capitalized video production costs from 10 years to 5.

         Interest expense decreased 32% from $67,859 for the year ended December 31, 1998 to $46,037 for the year ended December 31, 1999 due to the conversion of $312,693 of shareholder loans to common stock at various times during the year ended December 31, 1999.


RESULTS OF OPERATIONS - YEARS ENDED DECEMBER 31, 1998 AND 1997

         Revenues increased 2,989% from $10,000 for the year ended December 31, 1997 to $308,872 for the year ended December 31, 1998. The increase in revenues is due to the Company beginning operations after leaving the development stage. The Company signed its first hotel client in the first quarter of 1998. The Company also had its first pay for production and stage rental income in the second quarter of 1998. The Company signed two additional hotel customers and continued to develop its paid production and stage rental businesses throughout the remainder of the year.

         The increase in operating expenses was due to increases in office payroll, sales and marketing expenses, legal and accounting expenses, and occupancy expenses. Selling, general and administrative charges increased 85% from $492,399 for the year ended December 31, 1997 to $911,074 for the year ended December 31, 1998. Most of the increase was paid in common stock with a fair value of $116,400 compared to zero for the year ended December 31, 1998 and December 31, 1997, respectively. The majority of the expenses paid in common stock were related to consulting and advertising.

         Stock-based compensation charged to operations was $324,537 for the year ended December 31, 1998. There was none charged to operations in 1997. Stock- based compensation consists of common stock warrants and options issued to outside service providers in lieu of cash. In addition, the Company capitalized $51,690 of stock-based compensation for the year ended December 31, 1997 and $237,913 for the year ended December 31, 1998 as video production costs. These costs include writers, directors, production supervisors whose services otherwise would be unaffordable to the Company.

         Depreciation and amortization increased 332% from $28,208 for the year ended December 31, 1997 to $121,969 for the year ended December 31, 1998. The increase was due to amortization of the capitalized video production costs, the carrying value of which increased 43% from $656,757 at December 31, 1997 to $940,848 at December 31, 1998.

         Interest expense increased 226% from $20,780 for the year ended December 31, 1997 to $67,859 for the year ended December 31, 1998 due to the increase in capital lease obligations outstanding and the average balance of stockholders' loans throughout the year.


NEW ACCOUNTING PRONOUNCEMENT

         SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued in June 1998 and was subsequently amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". SFAS No. 133 addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. Adoption of these pronouncements is required for the period beginning on July 1, 2000. The Company does not expect these pronouncements to have a material impact on the results of its operations.


YEAR 2000 READINESS DISCLOSURE

         Many existing computer programs cannot distinguish between a year beginning with "20" and a year beginning with "19" because they use only the last two digits to refer to a year. For example, these programs may malfunction or fail completely.

         Since our business, and consequently, our hardware, telecommunication and software systems are new, we believe most of these systems are already year 2000 compliant and we do not expect internal year 2000 problems to materially affect us. Nevertheless, because our business relies heavily on the internet and on computer and telecommunications systems, including those of our suppliers, customers and other third parties, the year 2000 problem could seriously harm us.

         To date, we have not experienced any significant year 2000 problems. Testing and compliance monitoring will continue into 2000 to ensure proper operations and that system changes and additions are year 2000 compliant, and to support the growth and development of our network.



                                     Part II




Item 4.  Recent Sales of Unregistered Securities


         During the last three fiscal years the Company has raised capital through private placements and has issued stock to individuals for services rendered to the Company in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. The Company's issuance of its common stock did not involve a public offering and no underwriters were used and no underwriting commissions were paid in any of these transactions.

         In 1997, the Company sold an aggregate of 688,174 Shares for a total consideration of $1,135,423.50 as follows:


Date             Amount of         Name of Person to Whom Sold    Nature of Consideration   Amount of
----             ----------        ---------------------------    -----------------------   ---------
                 Shares Issued                                                              Consideration
                 -------------                                                              -------------
1/17/97          3,000             Mitsuo Tatsugawa               Cash Sale                 $4,500
1/27/97          4,000             Five Management, LLC           Cash Sale                 $6,000
1/29/97          6,000             David Tarino                   Production Services       $9,000
2/4/97           15,000            Michael Bush                   Production Services       $150
2/4/97           15,000            William Huggins                Production Services       $150
2/4/97           7,500             Five Management, LLC           Cash Sale                 $11,250



3/13/97          27,000            Douglas Johnston               Cash Sale                 $40,500
4/22/97          3,000             Billauer Living Trust          Cash Sale                 $4,500
4/22/97          3,500             Thomas Di Salvatore            Cash Sale                 $5,250
4/22/97          24,000            Merry & Elizabeth Haack        Cash Sale                 $36,000
4/22/97          700               Dan Baker                      Production Services       $1,050
4/22/97          1,500             Nanette Barbera                Production Services       $2,250
4/22/97          12,000            Scott Christensen              Production Services       $18,000
4/22/97          4,000             Al & Linda Colella             Rent                      $6,000
4/22/97          4,300             Diane Driscol                  Production Services       $6,450
4/22/97          7,000             Nancy Ferguson                 Production Services       $10,500
4/22/97          5,330             Huntington Press               Advertising               $7,995
4/22/97          2,800             Alistar McKenneh               Production Services       $4,200
4/22/97          10,000            Bruce Merrin                   Production Services       $15,000
4/22/97          3,000             Tanja Nikolic-Norbert          Production Services       $4,500
4/22/97          7,000             Peter Nissen                   Production Services       $10,500
4/22/97          25,000            Pratt Wylce and Lords          Consulting Services       $37,500
4/22/97          50,000            Sea Change International       Asset Purchase            $75,000
4/22/97          2,000             Roger & Richard Sullivan       Production Services       $3,000
4/22/97          5,000             Mark Wolfson                   Production Services       $7,500
8/7/97           44,375            Chip & Travis Miller           Production Services       $221,875
9/14/97          7,500             MicroCap World, L.L.C.         Cash Sale                 $11,250
9/21/97          6,669             Jerome Feinberg                Cash Sale                 $10,003.50
9/21/97          34,000            Kevork Koushagjian             Cash Sale                 $51,000
9/21/97          2,000             Dana Gelbard                   Cash Sale                 $3,000
9/21/97          2,000             Dustin Gelbard                 Cash Sale                 $3,000
9/21/97          4,000             Aaron Grunfeld                 Cash Sale                 $6,000
9/21/97          2,600             Dick Isaacson                  Cash Sale                 $3,900
9/21/97          12,500            Pratt Wylce and Lords          Cash Sale                 $18,750
9/21/97          2,000             Paul Spiegler                  Cash Sale                 $3,000
9/21/97          42,400            Clint Clark                    Production Services       $63,600
9/23/97          34,000            John Plati                     Cash Sale                 $51,000
9/23/97          1,500             Janet Stein                    Cash Sale                 $2,250
9/23/97          5,000             Ari Stein                      Consulting Services       $50
10/6/97          120,000           Gaming Ventures Corp.          Consulting Services       $180,000
10/6/97          80,000            Gaming Ventures Corp.          Consulting Services       $120,000
10/9/97          500               Nicolette Frederico/Living     Cash Sale                 $750
                                   Trust
10/9/97          1,000             Mitch Kofsky                   Cash Sale                 $1,500
10/9/97          2,000             Garrett Mathney                Cash Sale                 $3,000
12/1/97          3,000             Kevin Stocks                   Cash Sale                 $4,500
12/10/97         16,750            Terrence Bean, P.C.            Cash Sale                 $25,125
12/19/97         16,750            Joost Van Adelsberg (1)        Cash Sale                 $25,125

(1)  Joost Van Adelsberg is a member of the Board of Directors of the Company.


         In 1998, the Company sold an aggregate of 276,933 Shares for a total consideration of $393,900 as follows:

Date             Amount of         Name of Person to Whom Sold    Nature of Consideration   Amount of
----             ----------        ---------------------------    -----------------------   ---------
                 Shares Issued                                                              Consideration
                 -------------                                                              -------------
2/26/98          33,333            Joost Van Adelsberg (1)        Cash Sale                 $50,000
4/28/98          10,000            Jerry Kutner                   Marketing Services        $15,000
7/13/98          20,000            Susan Jaslow                   Cash Sale                 $20,000
8/6/98           5,000             Jay Beynon                     Cash Sale                 $5,000
8/7/98           5,000             Billauer Trust                 Cash Sale                 $5,000
8/19/98          10,000            Modern Solutions               Cash Sale                 $10,000
9/28/98          3,000             Mateo Urrutia                  Cash Sale                 $3,000
10/9/98          3,000             Joyce Carrole                  Production Services       $4,500
10/9/98          5,000             Bonnie Feldgreber (2)          Production Services       $7,500
10/9/98          2,000             Titanium White                 Production Services       $3,000
10/9/98          50,000            Casino Journal                 Production Services       $75,000
10/9/98          6,000             Rogich Communications          Production Services       $9,000
10/9/98          3,000             John Raczka                    Production Services       $4,500
10/9/98          15,000            John Dorsett                   Production Services       $22,500
10/9/98          2,000             John Thor                      Production Services       $3,000
10/9/98          2,000             Bess Greenberg                 Legal Accounting          $3,000
                                                                  Services
10/9/98          1,000             Robert Nash                    Production Services       $1,500
10/9/98          15,000            Seltex Corporation             Production Services       $22,500
10/9/98          2,000             Kirsten Ashley                 Board of Directors        $3,000
                                                                  Services
10/9/98          1,600             Linda Colella                  Outside Service           $2,400
10/9/98          5,000             Administrative Systems         Legal Accounting          $7,500
11/9/98          25,000            Jerome Kutner                  Marketing Services        $37,500
11/9/98          3,000             John O'Reilly                  Consulting Services       $4,500
11/9/98          6,000             Joseph Connell                 Production Services       $9,000
11/9/98          3,000             Joseph Connell                 Production Services       $4,500
11/9/98          12,000            Mike Bush                      Production Services       $18,000
11/9/98          10,000            Jerry Kutner                   Marketing Services        $15,000
11/17/98         5,000             Steve Trapp                    Outside Service           $7,500
12/14/98         2,000             Mark Bradley (3)               Board of Directors        $3,000
                                                                  Services
12/14/98         2,000             Mark Bradley (3)               Board of Directors        $3,000
                                                                  Services
12/14/98         2,000             Darius Irani (4)               Board of Directors        $3,000
                                                                  Services
12/14/98         2,000             Darius Irani (4)               Board of Directors        $3,000
                                                                  Services
12/14/98         2,000             Peter Rona (5)                 Board of Directors        $3,000
                                                                  Services
12/14/98         2,000             Peter Rona (5)                 Board of Directors        $3,000
                                                                  Services
12/14/98         2,000             Joost Van Adelsberg (1)        Board of Directors        $3,000
                                                                  Services

(1)  Joost Van Adelsberg is a member of the Board of Directors of the Company.
(2)  Bonnie Feldgreber is the sister of the Chief Executive Officer of the Company.
(3)  Mark Bradley is the Chief Executive Officer of the Company and is a member of the Board of Directors of the
Company.
(4)  Darius Irani is a member of the Board of Directors of the Company.
(5)  Peter Rona is the Chairman of the Company and is a member of the Board of Directors of the Company.


         In 1999, the Company sold an aggregate of 2,074,430 Shares for a total consideration of $821,548 as follows:


Date             Amount of        Name of Person to Whom Sold     Nature of Consideration  Amount of
----             ----------       ---------------------------     -----------------------  ---------
                 Shares Issued                                                             Consideration

01/29/99         25,000           Larry Smith                     Cash Sale                $25,000
02/22/99         2,000            Mark Bradley (3)                Consulting Service       $1,500
02/22/99         2,000            Darius Irani (4)                Consulting Service       $1,500
02/22/99         50,000           Peter Rona (1)                  Consulting Service       $37,500
02/22/99         2,000            Peter Rona (1)                  Consulting Service       $1,500
02/22/99         12,000           John Dorsett                    Consulting Service       $9,000
02/22/99         5,000            Steve Trapp                     Consulting Service       $3,750
02/22/99         2,000            Kirsten Ashley                  Consulting Service       $1,500
02/22/99         2,000            Joost Van Adelsberg (2)         Consulting Service       $1,500
03/22/99         3,000            Sydney Schrek                   Consulting Service       $1,968
03/22/99         3,000            Derek Schreck                   Consulting Service       $1,968
04/26/99         10,000           Kaufman Associates              Consulting Service       $4,680
04/26/99         70,000           Casino Journal                  Consulting Service       $32,760
05/13/99         30,000           Adam Jaslow                     Cash Sale                $15,000
05/14/99         2,333            John Rigelhoff                  Consulting Service       $1,603
05/14/99         57,399           Myra Feldgreber                 Conversion of Debt       $40,685
05/14/99         25,000           Rogich Communication            Consulting Service       $17,175
05/14/99         2,000            Mark Bradley (3)                Consulting Service       $1,374
05/14/99         2,000            Peter Rona (1)                  Consulting Service       $1,374
05/14/99         2,000            Joost Van Adelsberg (2)         Consulting Service       $1,374
05/14/99         2,000            Darius Irani (4)                Consulting Service       $1,374
06/08/99         2,000            Darius Irani (4)                Consulting Service       $812
06/08/99         2,000            Peter Rona (1)                  Consulting Service       $812
06/08/99         2,000            Joost Van Adelsberg (2)         Consulting Service       $ 812
06/08/99         2,000            Mark Bradley (3)                Consulting Service       $812
06/08/99         10,000           Kirsten Ashley                  Consulting Service       $4,060
06/08/99         5,000            Tom Nevitt                      Consulting Service       $2,030
08/26/99         10,000           Terrance Bean                   Conversion of Debt       $3,100
08/26/99         10,000           Joost Van Adelsberg (2)         Conversion of Debt       $3,100
08/26/99         762,198          Mark Bradley (3)                Conversion of Debt       $222,464
08/26/99         10,000           Bonnie Feldgrebber              Conversion of Debt       $3,100
08/26/99         10,000           Myra Feldgreber                 Conversion of Debt       $3,100



10/25/99         10,000           Terrance Bean                   Cash Sale                $5,000
10/27/99         10,000           Joost Van Adelsberg (2)         Cash Sale                $5,000
12/01/99         80,000           Darius Irani (4)                Conversion of Debt       $22,569
12/01/99         10,000           Darius Irani (4)                Cash Sale                $5,000
12/01/99         20,000           Joost Van Adelsberg (2)         Cash Sale                $10,000
12/01/99         80,000            Vivek Reddy                    Cash Sale                $25,000
12/01/99         30,000           Robert Bedrossian               Cash Sale                $9,375
12/01/99         40,000           Donte Holdings                  Cash Sale                $12,500
12/01/99         20,000           Jason Lobman                    Cash Sale                $6,250
12/01/99         32,000           Steve Rose                      Cash Sale                $10,000
12/01/99         20,000           Malik Paraonandi                Cash Sale                $6,250
12/01/99         20,000           Terrrance Bean                  Cash Sale                $10,000
12/01/99         16,000           Steve D'Orio                    Cash Sale                $5,000
12/01/99         16,000           Dorthy Levin                    Cash Sale                $5,000
12/01/99         2,000            Mark Bradley (3)                Consulting Service       $1,124
12/01/99         2,000            Darius Irani (4)                Consulting Service       $1,124
12/01/99         2,000            Peter Rona (1)                  Consulting Service       $1,124
12/01/99         25,000           Peter Rona (1)                  Consulting Service       $14,050
12/01/99         2,000            Joost Van Adelsberg (2)         Consulting Service       $1,124
12/01/99         4,000            Steve Trapp                     Consulting Service       $2,248
12/01/99         4,000            Steve Trapp                     Consulting Service       $2,248
12/01/99         4,000            Steve Trapp                     Consulting Service       $2,248
12/01/99         15,000           Mike Marcovsky                  Consulting Service       $8,430
12/01/99         25,000           Kaufman Associates              Consulting Service       $14,050
12/01/99         10,000           Kirsten Ashley                  Consulting Service       $5,620
12/01/99         2,000            Bess Greenberg                  Consulting Service       $1,124
12/01/99         10,000           Tom Nevitt                      Consulting Service       $5,620
12/01/99         2,000            Tanja Norbert                   Consulting Service       $1,124
12/01/99         10,000           John Dorsett                    Consulting Service       $5,620
12/01/99         700              John Rigelhoff                  Consulting Service       $393
12/01/99         10,000           Dan Rindos                      Consulting Service       $5,620
12/01/99         10,000           John Raczka                     Consulting Service       $5,620
12/01/99         28,000           Wayne Camardo                   Consulting Service       $15,736
12/01/99         2,000            John Thor                       Consulting Service       $1,124
12/01/99         18,000           Gaming Ventures                 Consulting Service       $10,116
12/01/99         50,000           Seth Horn (5)                   Consulting Service       $28,100
12/01/99         25,000           iTravel                         Consulting Service       $14,050
12/01/99         15,000           AA Capital Ventures             Consulting Service       $8,430
01/04/2000       40,000           William Li                      Cash Sale                $12,500
01/04/2000       20,000           Steve Rose                      Cash Sale                $6,250
01/04/2000       76,800           Richard Levin                   Cash Sale                $24,000
01/04/2000       50,000           Thieu Do                        Cash Sale                $15,625



01/04/2000       50,000           Lillian Do                      Cash Sale                $15,625
01/04/2000       10,000           David McNabb                    Cash Sale                $3,125
01/04/2000       10,000           John Colussi                    Cash Sale                $3,125


(1)  Peter Rona is the Chairman of the Company and a member of its Board of Directors.
(2)  Joost Van Adelsberg is a member of the Board of Directors of the Company.
(3)  Mark Bradley is the Chief Executive Officer of the Company and is a member of its Board of Directors.
(4)  Darius Irani is a member of the Board of Directors of the Company.
(5)  Seth Horn is the Chief Financial Officer of the Company.
(*)  Represents shares that were issued in 1999 but that were converted in December 1998.


                                    Part F/S










                               THE PLAYERS NETWORK


                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1999 AND 1998

                               THE PLAYERS NETWORK

                          INDEX TO FINANCIAL STATEMENTS




            Independent Auditors' Report

            Balance Sheet as of December 31, 1999 and 1998

            Statement of Operations
                Years Ended December 31, 1999 and 1998

            Statement of Cash Flows
                Years Ended December 31, 1999 and 1998

            Statement of Changes in Stockholders' Equity
                Years Ended December 31, 1999 and 1998

            Notes to Financial Statements

                               THE PLAYERS NETWORK
                                  BALANCE SHEET
                           DECEMBER 31, 1999 AND 1998



                                                                  1999                   1998
                                                            -----------------      ------------------
ASSETS

     Current assets
         Cash                                                       $ 64,295                 $ 1,823
         Prepaid expenses                                             66,718                   2,336
                                                            -----------------      ------------------
            Total current assets                                     131,013                   4,159

     Property and equipment - net                                    299,143                 329,599

     Capitalized video production costs - net                        882,226                 940,848

     Capitalized web site development costs                          135,900                       -

     Intangible and other assets                                       8,677                  10,953
                                                            -----------------      ------------------

         Total assets                                            $ 1,456,959             $ 1,285,559
                                                            =================      ==================


LIABILITIES AND STOCKHOLDERS' EQUITY

     Current liabilities
         Accounts payable                                           $ 96,033                $ 92,957
         Accrued expenses                                            115,109                  31,696
         Current portion of long-term liabilities                     14,671                  22,932
         Installment purchase agreement                              146,500                 156,500
         Notes payable, stockholders                                 160,397                 411,304
                                                            -----------------      ------------------
              Total current liabilities                              532,710                 715,389


     Long-term liabilities, less current portion                      38,551                  42,547
                                                            -----------------      ------------------

            Total liabilities                                        571,261                 757,936
                                                            -----------------      ------------------

Stockholders' Equity

         Common stock, $.001 par value;
            25,000,000 shares authorized,
            6,741,251 and 4,666,821 shares
            issued and outstanding                                     6,741                   4,666
         Additional paid-in capital                                4,960,913               3,376,459
         Accumulated deficit                                      (4,081,956)             (2,853,502)
                                                            -----------------      ------------------
            Stockholders' equity                                     885,698                 527,623

                                                            -----------------      ------------------
         Total liabilities and stockholders' equity              $ 1,456,959             $ 1,285,559
                                                            =================      ==================

                              THE PLAYERS NETWORK
                            STATEMENT OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                                    1999                         1998
                                                             --------------------         --------------------

      Revenues
         Network                                                       $ 227,925                    $ 232,604
         Advertising                                                     130,731                       11,806
         Production and other                                             82,641                       64,462
                                                             --------------------         --------------------
             Total revenues                                              441,297                      308,872
                                                             --------------------         --------------------

      Operating expenses
         Selling, general and administrative                           1,363,306                      911,074
         Depreciation and amortization                                   260,408                      121,969
                                                             --------------------         --------------------
             Total operating expenses                                  1,623,714                    1,033,043
                                                             --------------------         --------------------

      Other expenses
         Interest expense                                                 46,037                       67,859
                                                             --------------------         --------------------

      Net loss                                                      $ (1,228,454)                  $ (792,030)
                                                             ====================         ====================

      Basic and diluted loss per share                                   $ (0.23)                     $ (0.19)

      Weighted average shares outstanding                              5,258,891                    4,070,204


                               THE PLAYERS NETWORK
                             STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                                                      1999                         1998
                                                                               --------------------         --------------------
OPERATING ACTIVITIES:

     Net loss                                                                         $ (1,228,454)                  $ (792,030)

     Adjustments to reconcile net loss to
       net cash used in operating activities
         Depreciation and amortization                                                     260,408                      121,969
         Barter transactions                                                               (88,000)
         Notes payable, stockholders                                                        61,786                      155,847
         Common stock issued for services                                                  250,186                      116,400
         Stock-based compensation, non-employees                                           703,120                      324,537
                                                                               --------------------         --------------------
                                                                                           (40,954)                     (73,277)
          Changes in assets and liabilities:
            Prepaid expenses                                                                 1,753                         (176)
            Accounts and other payables                                                     (6,924)                      (8,656)
            Accrued expenses                                                                16,413                       31,695
                                                                               --------------------         --------------------
     Net cash used in operating activities                                                 (29,712)                     (50,414)
                                                                               --------------------         --------------------

      Investing activities
            Increase in capitalized video production costs                                (110,319)                    (130,263)
            Acquisition of equipment                                                        (7,125)                     (21,359)
            Increase in intangible assets                                                     (240)                      (2,831)
                                                                               --------------------         --------------------
     Net cash used in investing activities                                                (117,684)                    (154,453)
                                                                               --------------------         --------------------

     Financing activities
            Proceeds from the issuance of common stock                                     222,125                       93,000
            Proceeds from equipment loan                                                         -                       42,800
            Payments on long-term liabilities                                              (12,257)                      (7,904)
                                                                               --------------------         --------------------
     Net cash provided by financing activities                                             209,868                      127,896
                                                                               --------------------         --------------------

     Net increase (decrease) in cash                                                        62,472                      (76,971)

     Cash, beginning of year                                                                 1,823                       78,794
                                                                               --------------------         --------------------

     Cash, end of year                                                                    $ 64,295                      $ 1,823
                                                                               ====================         ====================


     Supplemental cash flow information
         Interest paid                                                                     $ 8,983                      $ 7,013

     Non-cash investing and financing activities
         Capitalized web site costs paid with common stock and stock options              $ 68,900                          $ -
         Capitalized web site costs resulting from barter transactions                      67,000                            -
         Capitalized video production costs paid with common stock
            and stock options                                                               29,505                      237,913
         Capitalized video production costs resulting from barter transactions              21,865                            -
         Common stock issued in exchange for notes payable, stockholders                   312,693                      294,069


                     THE PLAYERS NETWORK
         STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
        FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                              Common Stock             Additional
                                                              ------------              Paid-in        Accumulated
                                                           Shares         Amount        Capital           Deficit           Total
                                                   --------------------------------------------------------------------------------

Balance at January 1, 1998                                 3,981,458      $ 3,981     $ 2,311,226     $ (2,061,472)       $ 253,735

Stock issued for cash                                         76,333           76          92,924                -           93,000

Stock issued for services                                    200,600          201         300,699                -          300,900

Stock based compensation from options and warrants                 -            -         377,949                -          377,949

Stock issued at fair value to stockholder in
exchange for note                                            408,430          408         293,661                -          294,069

Net loss                                                           -            -               -         (792,030)        (792,030)
                                                   --------------------------------------------------------------------------------

Balance at December 31, 1998                               4,666,821        4,666       3,376,459       (2,853,502)         527,623

Stock issued for cash                                        595,800          596         221,529                -          222,125

Stock issued for services                                    499,033          499         288,306                -          288,805

Stock-based compensation from options and warrants                 -            -         762,906                -          762,906

Stock issued at fair value to stockholders in
exchange for notes                                           979,597          980         311,713                -          312,693

Net loss                                                           -            -               -       (1,228,454)      (1,228,454)
                                                   --------------------------------------------------------------------------------

Balance at December 31, 1999                               6,741,251      $ 6,741     $ 4,960,913      $(4,081,956)       $ 885,698
                                                   =================================================================================

FRIEDMAN
ALPREN &                                                      1700 BROADWAY
GREEN LLP                                                     NEW YORK, NY 10019
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS                  212-582-1600
                                                              FAX 212-265-4761
                                                              www.nyccpas.com






                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
   THE PLAYERS NETWORK


         We have audited the accompanying balance sheet of THE PLAYERS NETWORK as of December 31, 1999 and 1998, and the related statements of operations, cash flows and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of THE PLAYERS NETWORK as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.







March 20, 2000

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Players Network (the "Company") was organized under the laws of the State of Nevada on March 16, 1993. The Company is engaged in the development and marketing of a customized, interactive, full-service gaming television network. In addition, the Company is developing a web site for the purpose of selling primarily gaming supplies and travel-related services over the Internet. This web site will become operational during January 2000 and, accordingly, revenues from this activity were immaterial during the years ended December 31, 1999 and 1998.

The Company filed a 15c2-11 with the National Association of Securities Dealers, which became effective on March 30, 1998 and received the stock-trading symbol PNTV. The Company's common stock was formerly listed on the Over the Counter Bulletin Board, but is not currently listed.

Estimates:
Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Capitalized video production costs:
Capitalized video production costs which are expected to benefit future periods are capitalized as incurred. The individual film forecast method is used to amortize these costs. Under this method, costs accumulated in the production of a video are amortized in the proportion that gross realized revenues bear to management's estimate of total gross revenues. Amortization expense of approximately $221,000 and $84,000 was charged to operations for the years ended December 31, 1999 and 1998, respectively. Accumulated amortization was approximately $305,000 and $84,000 at December 31, 1999 and 1998, respectively.

Property and equipment:
Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in that period. The cost of repairs and maintenance is charged to operations as incurred and significant renewals or betterments are capitalized.

Useful lives for property and equipment are as follows:

                 Office furniture                        10 years
                 Office equipment                       3-10 years
                 Video equipment                         10 years

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS



Capitalized web site development costs:
The Company has capitalized certain costs associated with the development of its e-commerce web site, PLAYERSNETWORK.COM. The Company follows the guidance promulgated by Statement of Position 98-1, "Accounting for Software Developed for Internal Use," which requires that all costs incurred to establish technological feasibility should be expensed as incurred. After technological feasibility was established, development costs are capitalized and amortized over the estimated useful life. Total costs capitalized through December 31, 1999 were $135,900. These costs will be amortized on a straight-line basis over a period of three years. There was no amortization expense in 1999.

Intangible assets:
The Company has applied for trademark protection for its videos. Trademark costs of approximately $2,700 are amortized using the straight-line method over a period of ten years.

Long-lived assets:
The Company makes reviews for the potential impairment of long-lived assets and certain identifiable intangibles, such as capitalized video production costs and capitalized web site development costs, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company has identified approximately $2,000 of impairment losses for finance costs in 1999. Such losses were written off and included in the 1999 financial statements.

Income taxes:
The Company applies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance has been established until realization of deferred tax assets is reasonably assured. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Basic and diluted loss per share:
The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding for the period. Diluted loss per share is the same as basic loss per share because the assumed exercise of potential common stock would have an anti-dilutive effect.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS



Barter transactions:
The Company accounts for barter transactions, where advertising is both rendered and received, in accordance with EITF 99-17, "Accounting for Advertising Barter Transactions", which requires the recognition of revenue and expense only if the fair value of the advertising surrendered is determinable based on the Company's experience in receiving cash or other consideration readily convertible to cash. The Company accounts for other barter transactions in accordance with EITF 93-11, "Accounting for Barter Transaction Involving Credits", and APB No. 29, "Accounting for Nonmonetary Transactions", which require that the fair value of the nonmonetary asset exchanged be used in recording the nonmonetary transactions.

Revenue recognition:
Network revenue consists of initial, subscription and renewal fees. The Company adopted the revenue recognition policy to comply fully with the guidance in SAB 101, by recognizing the network revenue on a straight-line basis over the contractual term. Costs and expenses associated with network revenue are not significant and treated as a period expense. Advertising revenue is recognized when advertisements are aired. Production and other revenues, which consist of video production, stage rental and other production-related revenues, are recognized when video production is completed and the stage rental period has expired. The Company did not recognize any significant initial and renewal fees revenue for the year 1999.

Advertising costs:
The Company's policy is to expense advertising costs as a period expense. Advertising costs of $35,755 and $475 were charged to operations during the years ended December 31, 1999 and 1998, respectively.

Stock-based compensation:
The Company has adopted Statement of Financial Accounting Standard No. 123 (SFAS
123), "Accounting for Stock-Based Compensation". In accordance with SFAS 123, the Company records stock-based compensation for stock instruments issued to nonemployees in exchange for goods or services based on the fair value of goods and services received or the fair value of stock instruments surrendered. The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees".

Comprehensive income:
SFAS 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income (loss), which consists of net income or net loss and other comprehensive income. Other comprehensive income (loss) consists of unrealized gains and losses that are not recorded in the traditional statement of operations and, instead, are presented as a separate section of stockholders' equity on the balance sheet. During the years ended December 31, 1999 and 1998, the Company had no other comprehensive income.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




New accounting pronouncement:
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued in June 1998 and was subsequently amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". SFAS No. 133 addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. Adoption of these pronouncements is required for the period beginning on July 1, 2000. The Company does not expect these pronouncements to have a material impact on the results of its operations.

Reclassifications:
Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.


2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                                         1999                 1998
                                                                    --------------       --------------

               Furniture and equipment                              $       21,334       $       14,209
               Video equipment                                             359,622              359,622
               Work in process                                              21,359               21,359
                                                                    --------------       --------------

                  Total cost                                                                    395,190

               Accumulated depreciation                                   (103,172)             (65,591)
                                                                    --------------       --------------

               Net book value                                       $      299,143       $      329,599
                                                                    ==============       ==============

Work in process consists of the construction cost of the video production booth, which will be completed in the year 2000.

The cost of equipment held under capital leases totaled $33,121 at December 31, 1999 and 1998, respectively. The related accumulated depreciation was $18,312 and $9,156 at December 31, 1999 and 1998, respectively.

Depreciation expense charged to operations amounted to $37,581 and $37,257 for the years ended December 31, 1999 and 1998, respectively.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS



3. INSTALLMENT EQUIPMENT PURCHASE

During 1997, the Company entered into an agreement with a vendor to purchase video equipment for $326,500. The purchase has been executed through the exchange of 50,000 shares of common stock valued at $75,000, cash payment of $176,500 to be made in 1998, and $75,000 of deferred advertising services to be performed over a 3 year period. In addition, the vendor was given options to purchase an additional 20,000 shares of common stock at $2.50 per share and 30,000 shares at $3.00 per share. The options expired and were never exercised. The Company made $30,000 in payments of the installment agreement and performed $10,000 of advertising services.


4. NOTES PAYABLE, STOCKHOLDERS

The Company had short-term notes payable to the president and two other stockholders aggregating $160,397 and $411,304, including accrued interest, as of December 31, 1999 and 1998, respectively. The notes are unsecured, payable on demand and bear interest at 10% per annum. Each of the note holders has the option to convert the debt instrument into shares of common stock at the average prevailing price per share at any time prior to repayment. During the years ended December 31, 1999 and 1998, these notes were issued in lieu of payments of salary to the president and interest accrued on these notes. Notes totaling $312,693 were converted into 979,597 common shares at various times throughout 1999 using the market value when the conversions were made. Notes payable to the president of $160,397 at December 31, 1999 were converted to 542,634 common shares in January 2000.


5. LONG-TERM LIABILITIES

The Company has the following long-term liabilities:

                                                                                        1999               1998
                                                                                    -----------        -----------
         Capital lease obligation payable to Advanta Business Services, collateralized by specified video equipment, payable in monthly installments of $228 including
         interest at 24.84%.                                                        $     5,075        $     6,376

         Capital lease obligation payable to Granite Financial Services, collateralized by specified video equipment, payable in monthly installments of $661 including
         interest at 18.39%.                                                             14,515             19,283

         Equipment loan payable to Granite Financial Services, collateralized by specified video equipment, payable in monthly installments of $1,022 including
         interest at 16.4%.                                                              33,632             39,820
                                                                                    -----------        -----------

                                                                                    $    53,222        $    65,479
                                                                                    ===========        ===========

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




Future minimum payments at December 31, 1999 are as follows:


        Year Ending

            2000                                                                    $     22,944
            2001                                                                          22,944
            2002                                                                          14,502
            2003                                                                           7,154
                                                                                    ------------



            Less: amount representing interest                                            14,322
                                                                                    ------------

                                                                                          53,222

            Less: current portion                                                         14,671
                                                                                    ------------

                                                                                    $     38,551
                                                                                    ============

6. STOCKHOLDERS' EQUITY

Common stock:
During the year ended December 31, 1998, the Company issued 123,000 shares in exchange for capitalized video production costs valued at $184,500 and 77,600 shares in exchange for services valued at $116,400. In addition, the president of the Company converted $294,069 of debt owed to him for 408,430 shares.

During the year ended December 31, 1999, the Company issued 28,700 of shares in exchange for capitalized video production costs valued at $18,949 and 470,333 shares in exchange for services valued at $269,856. In addition, stockholders converted $312,692 of notes into 979,597 common shares.

Stock warrants:
On January 15, 1996, the Company issued 90,000 warrants to five specific stockholders of record, with a 30-day call option at $.001 per warrant. The warrants expire on January 14, 2000 and carry an exercise price of $2.50 per share.

On December 4, 1997, the Company's president and principal stockholder received 350,000 warrants with an exercise price of $1.50 per share and a 60-month expiration period.

In 1999, the Company's president and principal stockholder received 150,000 warrants with an exercise price of $1.25 per share expiring December 31, 2000.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




Stock Options:
On January 20, 1997, the Company approved the issuance of 50,000 stock options as part of the purchase of video equipment (see Note 3).

On January 1, 1998, the Company issued 452,000 stock options for services that expire in 12 to 24 months and carry an exercise price of $2.50. In addition, the Company approved 299,500 stock options from February to December 1998 that expire in 12 to 24 months and carry exercise prices that range from $.60 to $2.50.

During 1999, the Company issued 659,000 stock options for services that expire in 24 months and with exercise prices ranging from $.75 to $2.50.

As of December 31, 1999, none of the warrants or options had been exercised.


7. INCOME TAXES AND DEFERRED INCOME TAXES

Income taxes and components of deferred tax assets are as follows:

                                                                                   1999                  1998
                                                                            ----------------      ----------------
         Deferred tax assets
            Net operating loss carryforwards                                $      1,074,444      $        931,515
            Stock-based compensation                                                 588,399               110,343
                                                                            ----------------      ----------------

                                                                                                         1,041,858
            Less - Valuation allowance                                            (1,662,843)           (1,041,858)
                                                                            ----------------      ----------------

              Net deferred tax asset                                        $        -0-          $        -0-
                                                                            ================      ================

The Company has available net operating loss carryforwards of approximately $3,160,000, which expire as follows: 2010, $9,000; 2011, $1,732,000; 2012,
$531,000; 2018, $339,000 and 2019, $549,000.


8. COMMITMENTS

Effective December 4, 1997, the Company entered into a five-year employment agreement with its president, who is responsible for the day-to-day operations of the Company's business, the implementation of policies and creative direction of the Company. The agreement provides for an annual base salary of $70,000, adjusted annually for cost of living increases. As Executive Producer and Creator, the president will also be entitled to a 5% fee on any Company royalties received on the production content developed and produced by him. Unpaid and accrued salaries of approximately $62,000 and $115,000 are included in notes payable to stockholders at December 31, 1999 and 1998, respectively.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




The Company entered into numerous "Hotel Affiliate Sales Agreements" with various hotels to provide an in-house gaming channel over a privately operated cable television distribution system. The Company agrees to install digital playback equipment and provide the programming, maintenance and service to this equipment at no additional cost. The term of these agreements ranges from 12 months to 24 months with renewal options.

On July 8, 1998, the Company entered into an "Independent Consulting/Finders Fee Agreement" with an independent sales/marketing consultant to enhance the Company's business, for a term of 24 months. The Company agreed to pay the independent contractor a base fee of $52,000 per year in cash and 25,000 shares of restricted stock. He also received a 10% commission on all upfront money for production and equipment along with a 3% commission on the gross/net revenues as defined. The agreement was terminated in March 1999.

Effective January 1, 1999, the Company entered into an agreement with a director to act as the Chairman of the Board of Directors in exchange for 50,000 shares of restricted stock and 50,000 options that expire in 24 months and carry an exercise price of $1.50.


9. STOCK OPTIONS AND WARRANTS

The Company has issued stock options and warrants to purchase the Company's common stock to officers, key employees, directors and outsiders as compensation and for services rendered. The stock options and warrants are summarized as follows:

                                                                      Weighted                             Weighted
                                                      Number           Average            Number            Average
                                                        of            Exercise              of             Exercise
                                                      Options           Price            Warrants            Price
                                                      -------           -----            --------            -----

Outstanding at January 1, 1998                          495,500        $ 2.46              990,000         $ 3.96
Issued                                                  751,500          2.19                -               -
Exercised                                                 -              -                (100,000)          1.75
Expired                                                (250,000)         2.37             (450,000)          6.67
Cancelled                                                 -              -                   -               -
                                                    -----------                        -----------

Outstanding at December 31, 1998                        997,000          2.26              440,000           1.70
Issued                                                  659,000           .81              150,000           1.25
Exercised                                                 -              -                   -               -
Expired                                                (415,500)         2.45                -               -
Cancelled                                                 -              -                   -               -
                                                    -----------                        -----------

Outstanding at December 31, 1999                      1,240,500          1.43              590,000           1.75
                                                    ===========                        ===========

Stock options exercisable at:
   December 31, 1999                                  1,240,500          1.43
   December 31, 1998                                    997,000          2.26

Warrants exercisable at:
   December 31, 1999                                                                       590,000           1.75
   December 31, 1998                                                                       440,000           1.70


                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




Summary information about the Company's stock options and warrants outstanding at December 31, 1999 is as follows:

                                                              Outstanding and                 Weighted Average
                              Weighted Average                 Exercisable at                Contractual Periods
                               Exercise Price                December 31, 1999                    in Years
                               --------------                -----------------                    --------

OPTIONS
                                   $   .60                            12,000                        1.83
                                       .75                           634,000                        1.93
                                      1.75                           263,000                        2.00
                                      2.50                           331,500                        2.02
                                                               -------------

                                   $  1.43                         1,240,500                        1.95
                                   =======                     =============                       =====

WARRANTS
                                   $  1.25                           150,000                        2.00
                                      1.50                           350,000                        2.87
                                      2.50                            90,000                        4.00
                                                               -------------

                                   $  1.75                           590,000                        2.96
                                   =======                     =============                       =====

The Company accounts for stock options and warrants issued to non-employees under the fair value method, pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation". The fair value of these stock options and warrants was calculated at the date of issuance using a Black-Scholes Option Valuation Model assuming risk-free interest rates of 6.22% and 5.95% and a volatility factor of expected market price of the Company's common stock of 172.87%. Under the provisions of SFAS No. 123, compensation expense arising from the issuance of stock options and warrants for the years ended December 31, 1999 and 1998 was $703,120 and $324,537, respectively, which was included in selling, general and administrative expenses.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




The Company also measures compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25 in accounting for stock options issued to employees. Accordingly, compensation cost of $2,884 and $602 has been recorded for stock options issued to employees for the years ended December 31, 1999 and 1998, respectively, using the intrinsic value method. In addition, the fair value of each stock option and warrant issued has been estimated on the issuance date using the Black-Scholes Option Valuation Model. The following assumptions were made in estimating the fair value:

             Dividend yield                                       0%
             Risk-free interest rate                       5.95% and 6.22%
             Expected life                                  1 and 2 years
             Expected volatility                               172.87%

Had compensation cost been determined under SFAS No. 123, net loss per share for the years ended December 31, 1999 and 1998 would have been increased as follows:

                                                                         1999                 1998
                                                                   ----------------     -----------------

               Net loss
                  As reported                                      $     (1,228,454)    $       (792,030)
                  Pro forma                                              (1,622,939)          (1,036,539)

               Basic and diluted loss per share
                  As reported                                      $          (.23)     $          (.19)
                  Pro forma                                                   (.31)                (.25)


10. BARTER TRANSACTIONS

In 1999, the Company transferred software acquired from a vendor to a video postproduction company in exchange for $88,000 in postproduction services, of which the Company utilized approximately $22,000 of services. These transactions are reflected in the financial statements for the year ended December 31, 1999.

In connection with two subscription agreements with hotels, the Company receives up to $5,000 per month in complimentary room and food services. In 1999, the Company utilized approximately $13,600 in room and food services. These transactions are reflected in the 1999 financial statements.

The Company entered into an agreement to render advertising services, in exchange for various services for approximately $350,000. For the year ended December 31, 1999, unrendered advertising services of $67,000 have been accrued and reflected in the 1999 financial statements.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




11. MAJOR CUSTOMERS

Sales to three customers were approximately 60% and 58% of total revenues for the years ended December 31, 1999 and 1998, respectively.


12. SUBSEQUENT EVENTS

In January and February 2000, the Company issued approximately 665,000 shares of common stock for approximately $295,000.

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on behalf of the undersigned, thereunto duly authorized.


Dated: September 5, 2000

                                    The Players Network


                                    By:     /s/ Mark Bradley
                                       -----------------------------------------
                                    Its: Chief Executive Officer